SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 1
                                       to
                                 Schedule 13E-3

                        Rule 13E-3 Transaction Statement
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                        SWISHER INTERNATIONAL GROUP INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                        SWISHER INTERNATIONAL GROUP INC.
                          SIGI ACQUISITION CORPORATION
                         HAY ISLAND HOLDING CORPORATION
                              WILLIAM ZIEGLER, III
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   870809 10 0
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                      Blake T. Newton, III, Esq.
                      Executive Vice President and General Counsel
                      Swisher International Group Inc.
                      20 Thorndal Circle
                      Darien, Connecticut 06820
                      (203) 656-8000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    To Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                    Copy to:

                            Michael J. Moriarty, Esq.
                       Schnader Harrison Segal & Lewis LLP
                               330 Madison Avenue
                            New York, New York 10017
                                 (212) 973-8144

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [X]

                                 SCHEDULE 13E-3


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
       Transaction Valuation*                      Amount of Filing Fee

             $54,893,850                                 $10,978.77
--------------------------------------------------------------------------------

         * For purposes of calculating the filing fee only. This calculation assumes the purchase of approximately 5,778,300 shares of Class A Common Stock of Swisher International Group Inc. at $9.50 per share, net in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement. /x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

         The entire filing fee was paid in connection with the original filing of the Schedule 13E-3 on January 29, 1999.

                                 SCHEDULE 13E-3


         This Amendment No. 1 ("Amendment No. 1") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Original Schedule 13E-3" and, as amended hereby, this "Schedule 13E-3"), filed on January 29, 1999 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 9, 1998, by and among Swisher International Group Inc., a Delaware corporation (the "Company"), SIGI Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company ("Newco"), and Hay Island Holding Corporation, a Delaware corporation (the "Class B Holder"), pursuant to which the Company will merge with and into Newco (the "Merger") upon the terms and conditions of the Merger Agreement, whereupon shares of the Company's Class A Common Stock (the "Class A Shares") will be converted into the right to receive $9.50 in cash, without interest, for each such Class A Share (the "Class A Merger Consideration") and the Company's 28,100,000 outstanding shares of Class B Common Stock (the "Class B Shares") will be converted into 2,810 newly-issued shares (the "Newco Common Stock"), par value $0.01 per share, of Newco (the "Class B Merger Consideration," and together with the Class A Merger Consideration, sometimes hereinafter referred to collectively as the "Merger Consideration"). After the consummation of the Merger, Newco, as the surviving corporation, will conduct the business of the Company in the name of the Company. Upon consummation of the Merger, William Ziegler, III, through his control of the Class B Holder, will control all of the outstanding Newco Common Stock (representing all of the voting power and equity interest in Newco).

         Concurrently with the filing of this Amendment No. 1, the Company is filing with the Securities and Exchange Commission a revised preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (together with all appendices thereto, the "Proxy Statement"), relating to a special meeting of stockholders of the Company. At such meeting, the Company's stockholders will vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit 17(d) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

         The Proxy Statement will be completed and, if appropriate, amended, prior to the time the definitive Proxy Statement is first sent or given to the Company's stockholders. This Amendment No. 1 will be amended as necessary to reflect the completion or amendment of the Proxy Statement.

         The following responses and cross-references are supplied pursuant to General Instruction F to Schedule 13E-3 and show the locations in the Proxy Statement (including all appendices thereto) of the information required to be included in response to the items of this Schedule 13E-3. The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by the provisions of the Proxy Statement. This Amendment No. 1 is filed by the Company, Newco, the Class B Holder and William Ziegler, III to amend the Introduction and Items 2, 5-8, 14 and 17 and file Exhibits 17(b)(2) and (b)(3).

                                 SCHEDULE 13E-3



                   CROSS REFERENCE SHEET REQUIRED PURSUANT TO
                    GENERAL INSTRUCTION "F" OF SCHEDULE 13E-3


ITEM IN SCHEDULE 13E-3                    CAPTION IN PROXY STATEMENT
----------------------                    --------------------------

Item 1(a)                                                 --

Item 1(b)                                                 --

Item 1(c), (d) and (f)                    THE MERGER AND THE MERGER
                                          AGREEMENT--Market Price Information;
                                          Dividends; Repurchases of Class A
                                          Shares

Item 1(e)                                 The PARTIES--The Company

Item 2(a), (c), (d), (e), (f) and (g)     THE PARTIES--The Company--Directors
                                          and Executive Officers of the Company
                                          and Newco

Item 2(b)                                 THE PARTIES--The Company--Certain
                                          Relationships and Related
                                          Transactions, and--Security Ownership

Item 3(a)(1) THE MERGER AND THE MERGER AGREEMENT --Market Price Information; Dividends; Repurchases of Class A Shares

Item 3(a)(2)                              SUMMARY--FACTORS--Purpose,
                                          Background and Effects of the Merger
                                          and THE PARTIES--The Company--Certain
                                          Relationships and Related Transactions

Item 3(b)                                 SUMMARY-Special Factors, SPECIAL
                                          FACTORS--Purpose, Background and
                                          Effects of the Merger and THE PARTIES
                                          --The Company--Certain Relationships
                                          and Related Transactions

Item 4(a) SUMMARY--The Special Meeting and--The Merger, INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting, SPECIAL FACTORS --Purpose,

ITEM IN SCHEDULE 13E-3                    CAPTION IN PROXY STATEMENT
----------------------                    --------------------------

                                          Background and Effects of the Merger,
                                          and--Certain Effects of the Merger,
                                          and THE MERGER AND THE MERGER
                                          AGREEMENT

Item 4(b) SUMMARY--The Special Meeting,--Special Factors and--The Merger, INFORMATION CONCERNING THE SPECIAL MEETING-- Purpose of the Special Meeting, SPECIAL FACTORS--Purpose, Background and Effects of the Merger,--Certain Effects of the Merger and-- Interest of Certain Persons in the Merger; Treatment of Certain Class A Shares and Options, and THE MERGER AND THE MERGER AGREEMENT

Item 5(a), (b) and (c)                    Not Applicable

Item 5(d) and (e)                         SUMMARY--Special Factors, SPECIAL
                                          FACTORS--Certain Effects of the Merger
                                          and--Plans for the Company after the
                                          Merger, THE MERGER AND THE MERGER
                                          AGREEMENT--Financing of the Merger,
                                          --Fees and Expenses,--Market Price
                                          Information; Dividends; Repurchases of
                                          Class A Shares and THE PARTIES--The
                                          Company --Selected Financial Data,
                                          Management's Discussion and Analysis
                                          of Financial Condition and Results of
                                          Operations and--Certain Financial
                                          Projections of the Company and OTHER
                                          MATTERS--Financial Statements

Item 5(f) and (g)                         SUMMARY--Special Factors--Purpose,
                                          Background and Effects of the Merger,
                                          SPECIAL FACTORS--Purpose, Background
                                          and Effects of the Merger, and
                                          --Certain Effects of the Merger

Item 6(a)-(c) SUMMARY--Special Factors--Financing of the Merger, THE MERGER AND THE MERGER AGREEMENT--Fees and Expenses and THE PARTIES--The Company--Management's
                                          Discussion and Analysis of Financial
                                          Condition and Result of Operations

Item 6(d)                                 Not Applicable

ITEM IN SCHEDULE 13E-3                    CAPTION IN PROXY STATEMENT
----------------------                    --------------------------

Item 7(a)-(c)                             SUMMARY--Special Factors, SPECIAL
                                          FACTORS--Purpose, Background and
                                          Effects of the Merger and
                                          --Recommendation of the Special
                                          Committee and the Board of Directors;
                                          Fairness of the Merger

Item 7(d)                                 SUMMARY--Special Factors, SPECIAL
                                          FACTORS--Purpose, Background and
                                          Effects of the Merger, --Certain
                                          Effects of the Merger,
                                          --Recommendation of the Special
                                          Committee and the Board of Directors;
                                          Fairness of the Merger, and --Plans
                                          for the Company After the Merger, and
                                          THE MERGER AND THE MERGER AGREEMENT--
                                          Merger Consideration, --Transfer of
                                          Common Shares, --Delaware Statutory
                                          Appraisal Rights and --Federal Income
                                          Tax Consequences

Item 8(a) SUMMARY--Special Factors, SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger and
                                          --Engagement by the Special Committee
                                          and Opinion of PaineWebber

Item 8(b) SUMMARY--Special Factors, SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger and
                                          --Engagement by the Special Committee
                                          and Opinion of PaineWebber

Item 8(c) SUMMARY--The Special Meeting,--Special Factors and--The Merger, INFORMATION CONCERNING THE SPECIAL MEETING--Vote Required; Certain Common Shares Voting in Favor of the Merger, SPECIAL FACTORS--Recommendation of the
                                          Special Committee and the Board of
                                          Directors; Fairness of the Merger,
                                          --Engagement by the Special Committee
                                          and Opinion of PaineWebber, and THE
                                          MERGER AND THE MERGER AGREEMENT

Item 8(d) and (e)                         SUMMARY--Special Factors, SPECIAL
                                          FACTORS--Purpose, Background and
                                          Effects of the Merger and
                                          --Recommendation of the Special

ITEM IN SCHEDULE 13E-3                    CAPTION IN PROXY STATEMENT
----------------------                    --------------------------

                                          Committee and the Board of Directors;
                                          Fairness of the Merger

Item 8(f)                                 Not Applicable

Item 9(a) and (b)                         SUMMARY--Special Factors, SPECIAL
                                          FACTORS--Purpose, Background and
                                          Effects of the Merger, and
                                          --Recommendation of the Special
                                          Committee and the Board of Directors;
                                          Fairness of the Merger and
                                          --Engagement by the Special Committee
                                          and Opinion of PaineWebber

Item 9(c)                                                 --

Item 10(a)                                SUMMARY--The Special Meeting--Voting
                                          on the Merger and the Merger
                                          Agreement, INFORMATION CONCERNING THE
                                          SPECIAL MEETING--Vote Required;
                                          Certain Common Shares Voting in Favor
                                          of the Merger and THE PARTIES--The
                                          Company-Certain Relationships and
                                          Related Transactions, and --Security
                                          Ownership

Item 10(b)                                THE PARTIES--The Company--Certain
                                          Transactions in the Class A Shares

Item 11 SPECIAL FACTORS--Interest of Certain Persons in the Merger; Treatment of Certain Class A Shares and Options

Item 12(a) and (b)                        SPECIAL FACTORS--Interest of Certain
                                          Persons in the Merger; Treatment of
                                          Certain Class A Shares and Options and
                                          INFORMATION CONCERNING THE SPECIAL
                                          MEETING--Vote Required; Certain Common
                                          Shares Voting in Favor of the Merger

Item 13(a) SUMMARY--The Merger--Appraisal Rights, THE MERGER AND THE MERGER AGREEMENT-- Delaware Statutory Appraisal Rights

Item 13(b)                                INFORMATION CONCERNING THE SPECIAL
                                          MEETING--Record Date; Quorum;
                                          Outstanding Common Shares Entitled to
                                          Vote

ITEM IN SCHEDULE 13E-3                    CAPTION IN PROXY STATEMENT
----------------------                    --------------------------

Item 13(c)                                Not Applicable

Item 14(a)(1) THE PARTIES--The Company--Selected Financial Data and OTHER MATTERS-- Financial Statements and --Where You Can Find More Information

Item 14(a)(2)                             Not Applicable

Item 14(a)(3)                             Appendix D of the Proxy Statement

Item 14(a)(4)                             THE PARTIES--The Company--Selected
                                          Financial Data

Item 14(b)(1) THE PARTIES--The Company--Selected Financial Data and OTHER MATTERS-- Financial Statements and--Where You Can Find More Information

Item 14(b)(2) THE PARTIES--The Company--Selected Financial Data and OTHER MATTERS-- Financial Statements and--Where You Can Find More Information and Appendix D of the Proxy Statement

Item 14(b)(3)                             THE PARTIES--The Company--Selected
                                          Financial Data


Item 15(a) and (b)                        SPECIAL FACTORS--Purpose, Background
                                          and Effects of the Merger, and
                                          INFORMATION CONCERNING THE SPECIAL
                                          MEETING--Proxy Solicitation

Item 16 Additional information set forth in the Proxy Statement is incorporated herein by reference

Item 17(a)                                To be filed by Amendment

Item 17(b)(1) Opinion of PaineWebber (incorporated by reference to Appendix B to the Proxy Statement)

Item 17(b)(2) Presentation materials prepared by PaineWebber Incorporated in connection with providing its opinion to the Special Committee on December 9, 1998 in connection with the Merger.

Item 17(b)(3) Presentation materials prepared by Wasserstein Perella & Co. in connection with its engagement by the Company in connection with the Merger.

Item 17(c) Agreement and Plan of Merger, dated as of December 9, 1998, among Swisher International Group Inc., SIGI Acquisition Corporation and Hay Island Holding Corporation (incorporated by reference to Appendix A to the Proxy Statement)

Item 17(d)                                Proxy Statement

Item 17(e) Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix C to the Proxy Statement)

Item 17(f)                                Not Applicable

                                 SCHEDULE 13E-3


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The name of the Issuer is Swisher International Group Inc., a Delaware corporation, and the address of its principal executive office is 20 Thorndal Circle, Darien, Connecticut 06820.

         (b) As of December 31, 1998, there were 5,778,300 Class A Shares outstanding, held by approximately 4,600 stockholders, of whom 62 are holders of record.

         (c), (d) and (f) The information included in the section of the Proxy Statement captioned "THE MERGER AND THE MERGER AGREEMENT--Market Price Information; Dividends; Repurchases of Class A Shares" is incorporated herein by reference.

         (e) The information included in the section of the Proxy Statement captioned "The PARTIES--The Company" is incorporated herein by reference.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Transaction Statement is being jointly filed by the Company (the issuer of the Class A Shares), Newco (which was formed for the purpose of effecting the Merger), the Class B Holder and William Ziegler, III ("Mr. Ziegler"). Mr. Ziegler is the direct or indirect controlling person of each of the Company, Newco and Hay Island. Each of the Company, Newco and the Class B Holder is a Delaware corporation. The principal executive offices of each of the Company, Newco and the Class B Holder are located at 20 Thorndal Circle, Darien, Connecticut 06820.

         (a), (c), (d), (e), (f) and (g). The information included in the section of the Proxy Statement captioned "THE PARTIES--The Company--Directors and Executive Officers of the Company and Newco" is incorporated herein by reference. None of Mr. Ziegler, the Company, Newco, the Class B Holder or any of their respective executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding before any court or administrative body of competent jurisdiction that resulted in a judgment, decree or final order finding any violation of federal or state securities laws or enjoining further violations of, or prohibiting activities subject to, any such law.

         (b) Unless otherwise noted in the Proxy Statement under the sections captioned "THE PARTIES--The Company--Certain Relationships and Related Transactions, and --Security Ownership" (which is incorporated herein by reference), the business address of Mr. Ziegler and the respective officers and directors of each of the Company, Newco and the Class B Holder is Swisher International Group Inc., 20 Thorndal Circle, Darien, Connecticut 06820.

                                 SCHEDULE 13E-3


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1) The relevant information included in the sections of the Proxy Statement captioned "THE MERGER AND THE MERGER AGREEMENT--Market Price Information; Dividends; Repurchases of Class A Shares" is incorporated herein by reference.

         (a)(2) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--Special Factors," "SPECIAL FACTORS--Purpose, Background and Effects of the Merger" and "THE PARTIES--The Company--Certain Relationships and Related Transactions" is incorporated herein by reference.

         (b) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--Special Factors," "SPECIAL FACTORS--Purpose, Background and Effects of the Merger" and "THE PARTIES--The Company--Certain Relationships and Related Transactions" is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--The Special Meeting and --The Merger," "INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting," "SPECIAL FACTORS--Purpose, Background and Effects of the Merger, and --Certain Effects of the Merger," and "THE MERGER AND THE MERGER AGREEMENT" is incorporated herein by reference.

         (b) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--The Special Meeting, --Special Factors and --The Merger," "INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting," "SPECIAL FACTORS--Purpose, Background and Effects of the Merger, --Certain Effects of the Merger and --Interest of Certain Persons in the Merger; Treatment of Certain Class A Shares and Options," and "THE MERGER AND THE MERGER AGREEMENT" is incorporated herein by reference.


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a), (b) and (c)           Not applicable.

         (d) and (e) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--Special Factors," "SPECIAL FACTORS--Certain Effects of the Merger and --Plans for the Company after the Merger," "THE MERGER AND THE MERGER AGREEMENT--Financing of the Merger, --Fees and Expenses, --Market Price Information; Dividends; Repurchases of Class A

                                 SCHEDULE 13E-3


Shares" and "THE PARTIES--The Company--Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, and --Certain Financial Projections of the Company," and "OTHER MATTERS--Financial Statements" is incorporated herein by reference.

         (f) and (g) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--Special Factors--Purpose, Background and Effects of the Merger," "SPECIAL FACTORS--Purpose, Background and Effects of the Merger, and --Certain Effects of the Merger" is incorporated herein by reference.


ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


         (a)-(c) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--Special Factors--Financing of the Merger," "THE MERGER AND THE MERGER AGREEMENT--Fees and Expenses" and "THE PARTIES--The Company--Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference.


         (d) Not applicable.


ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (c) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--Special Factors," "SPECIAL FACTORS--Purpose, Background and Effects of the Merger and --Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

         (d) The relevant information included in the following captioned sections of the Proxy Statement is incorporated herein by reference:
"SUMMARY--Special Factors," "SPECIAL FACTORS--Purpose, Background and Effects of the Merger, --Certain Effects of the Merger, --Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger, and --Plans for the Company After the Merger," and "THE MERGER AND THE MERGER AGREEMENT--Merger Consideration, --Transfer of Common Shares, --Delaware Statutory Appraisal Rights and --Federal Income Tax Consequences."

                                 SCHEDULE 13E-3


ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The relevant information included in the section of the Proxy Statement captioned "SUMMARY--Special Factors," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger and --Engagement by the Special Committee and Opinion of PaineWebber" is incorporated herein by reference.

         The Class B Holder, Newco and Mr. Ziegler also reasonably believe that the terms of the Merger and the Merger Agreement are fair to the Company and all of its stockholders (including the Class A Holders).

         (b) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--Special Factors," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger and --Engagement by the Special Committee and Opinion of PaineWebber" sets forth the factors considered by the Company, the Class B Holder, Newco and Mr. Ziegler in determining that the terms of the Merger Agreement are fair to all of the stockholders of the Company (including the Class A Holders) and is incorporated herein by reference.

         (c) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--The Special Meeting, --Special Factors and --The Merger," "INFORMATION CONCERNING THE SPECIAL MEETING--Vote Required; Certain Common Shares Voting in Favor of the Merger," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger, --Engagement by the Special Committee and Opinion of PaineWebber," and "THE MERGER AND THE MERGER AGREEMENT" is incorporated herein by reference.

         (d) and (e) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--Special Factors," "SPECIAL FACTORS--Purpose, Background and Effects of the Merger and --Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

         (f) Not applicable.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) and (b) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--Special Factors," "SPECIAL FACTORS--Purpose, Background and Effects of the Merger, and --Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger" and --Engagement by the Special Committee and Opinion of PaineWebber" is incorporated herein by reference. Except as otherwise described in such sections, other than its engagement by the Special Committee of the Board of Directors in connection with the Merger, PaineWebber has not had any material relationship with the Company, Newco, the Class B Holder or their respective affiliates during the past two years.

         (c) A copy of the opinion of PaineWebber is filed herewith as Exhibit 17(b). Such opinion shall also be made available for inspection and copying during regular business hours at the principal executive offices of the Company

                                 SCHEDULE 13E-3


by any interested holder of Common Shares or by the representative of any such holder who has been so designated in writing.


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The relevant information included in the section of the Proxy Statement captioned "SUMMARY--The Special Meeting--Voting on the Merger and the Merger Agreement," "INFORMATION CONCERNING THE SPECIAL MEETING--Vote Required; Certain Common Shares Voting in Favor of the Merger" and "THE PARTIES--The Company--Certain Relationships and Related Transactions, and --Security Ownership" is incorporated herein by reference.

         (b) The relevant information included in the section of the Proxy Statement captioned "THE PARTIES--The Company--Certain Transactions in the Class A Shares" is incorporated herein by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT
         TO THE ISSUER'S SECURITIES.

         The relevant information included in the section of the Proxy Statement captioned "SPECIAL FACTORS--Interest of Certain Persons in the Merger; Treatment of Certain Class A Shares and Options" is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS
         WITH REGARD TO THE TRANSACTION.

         (a) and (b) The relevant information included in the section of the Proxy Statement captioned "SPECIAL FACTORS--Interest of Certain Persons in the Merger; Treatment of Certain Class A Shares and Options" and "INFORMATION CONCERNING THE SPECIAL MEETING--Vote Required; Certain Common Shares Voting in Favor of the Merger" is incorporated herein by reference.


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The relevant information included in the sections of the Proxy Statement captioned "SUMMARY--The Merger--Appraisal Rights," "THE MERGER AND THE MERGER AGREEMENT--Delaware Statutory Appraisal Rights" and Appendix C to the Proxy Statement is incorporated herein by reference.

                                 SCHEDULE 13E-3


         (b) The relevant information included in the section of the Proxy Statement captioned "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Quorum; Outstanding Common Shares Entitled to Vote" is incorporated herein by reference.

         (c) Not applicable.


ITEM 14. FINANCIAL INFORMATION.

         (a)(1) The relevant information included in the sections of the Proxy Statement captioned "THE PARTIES--The Company--Selected Financial Data" and "OTHER MATTERS--Financial Statements and--Where You Can Find More Information" is incorporated herein by reference.

         (a)(2) Not applicable, as the year-to-date income statements are incorporated into the audited financial statements set forth in subsection
(a)(1) hereof.

         (a)(3) The relevant information included in the section of the Proxy Statement captioned "Appendix D" is incorporated herein by reference.

         (a)(4) The relevant information included in the section of the Proxy Statement captioned "THE PARTIES--The Company--Selected Financial Data" is incorporated herein by reference.

         (b)(1) The relevant information included in the sections of the Proxy Statement captioned "THE PARTIES--The Company--Selected Financial Data" and "OTHER MATTERS--Financial Statements and--Where You Can Find More Information" is incorporated herein by reference.

         (b)(2) The relevant information included in the sections of the Proxy Statement captioned "THE PARTIES--The Company--Selected Financial Data" and "OTHER MATTERS--Financial Statements and--Where You Can Find More Information" and "Appendix D" is incorporated herein by reference.

         (b)(3) The relevant information included in the sections of the Proxy Statement captioned "THE PARTIES--The Company--Selected Financial Data" is incorporated herein by reference.


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) and (b) The relevant information included in the sections of the Proxy Statement captioned "SPECIAL FACTORS--Purpose, Background and Effects of the Merger," and "INFORMATION CONCERNING THE SPECIAL MEETING--Proxy Solicitation" is incorporated herein by reference.


ITEM 16. ADDITIONAL INFORMATION.

         Additional information concerning the Merger, and the Company, Newco and the Class B Holder, is set forth in the Proxy Statement attached hereto as
Exhibit 17(d) and which is incorporated herein by reference in its entirety.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         The Exhibit Index set forth on page 16 of this Transaction Statement is incorporated herein by reference.

                                 SCHEDULE 13E-3


                  After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 17, 1999


                                      SWISHER INTERNATIONAL GROUP INC.


                                      By: /s/ William Ziegler, III
                                          --------------------------------------
                                          Name:  William Ziegler, III
                                          Title: Chairman of the Board and Chief
                                                     Executive Officer


                                      SIGI ACQUISITION CORPORATION


                                      By: /s/ William T. Ziegler
                                          --------------------------------------
                                          Name:  William T. Ziegler
                                          Title: President



                                      HAY ISLAND HOLDING CORPORATION


                                      By: /s/ William Ziegler, III
                                          --------------------------------------
                                          Name:  William Ziegler, III
                                          Title: Chairman of the Board


                                          /s/ William Ziegler, III
                                          --------------------------------------
                                          WILLIAM ZIEGLER, III, individually

                                 SCHEDULE 13E-3


                        SWISHER INTERNATIONAL GROUP INC.
                          SIGI ACQUISITION CORPORATION
                         HAY ISLAND HOLDING CORPORATION

                                 SCHEDULE 13E-3

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                         DOCUMENT DESCRIPTION
-------      -------------------------------------------------------------------

17(a)        To be filed by amendment.
17(b)(1)     Opinion of PaineWebber (incorporated by reference to Appendix B to the Proxy Statement)*.
17(b)(2)     Presentation materials prepared by PaineWebber Incorporated in connection with providing its opinion to the Special Committee on
             December 9, 1998.**
17(b)(3)     Presentation materials prepared by Wasserstein Perella & Co. in connection with its engagement by the Company in connection with the Merger.**
17(c)        Agreement and Plan of Merger, dated as of December 9, 1998, among
             Swisher International Group Inc., SIGI Acquisition Corporation and
             Hay Island Holding Corporation (incorporated by reference to
             Appendix A to the Proxy Statement)*.
17(d)        Proxy Statement.**
17(e)        Section 262 of the Delaware General Corporation Law
             (incorporated by reference to Appendix C to the Proxy
             Statement)*.
17(f)        Not applicable.

 * Filed with the Original Schedule 13E-3.
** Filed herewith.